VIA EDGAR

August 9, 2000



Securities and Exchange Commission
450 5th. Street, N.W.
Washington, D.C.   20549

      RE: Comanche Energy, Inc. Registration Statement on Form 10-SB-12G Accession Number: 0001111864-00-000006 - 06/15/2000 @ 10:51
            Application to Withdraw Registration Statement

Dear Sir or Madam:

Comanche Energy, Inc. hereby respectfully request that the Commission withdrawal of its initial registration filed on Form 10-SB-12G on June 15, 2000. SEC File Number (000-30796). The registration did not include current interim financial information; therefore we are requesting withdrawal of the registration in order to prepare the required financial information.

If you have any questions or comments relating to this application to withdraw, please call the undersigned James G. Borem at (918) 743-6555.

                                            Sincerely,

                                            /s/  James G. Borem
                                            -------------------
                                            James G. Borem
                                            Chairman and Chief Financial Officer

August 9, 2000